PER SHARE EARNINGS 1ST QUARTER 2002


b) 11 Computation of per share earnings. Computation of per share earnings Garden Bay International, Ltd. Weighted Average Shares Outstanding
March 31, 2002 of 5,672,000.

Loss Per Share $ (50) / 5,672,000) = $ (0.0000)